Exhibit 10.2

CONSULTING AGREEMENT

THIS CONSULTING AGREEMENT (this “Agreement”) is made and entered into by and between American Hospitality Properties REIT II, Inc., a Delaware corporation (the “Company”) and Jay Anderson (“Consultant”), effective as of May 20, 2026 (the “Effective Date”). The Company and Consultant are sometimes referred to in this Agreement collectively as the “Parties,” and each individually as a “Party.”

WHEREAS, the Company wishes to engage Consultant to provide certain consulting services to the Company, and Consultant wishes to provide such services, and the Company and Consultant wish to memorialize the terms and conditions of such consulting relationship.

NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements contained herein, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

1. Engagement; Term. The initial term of Consultant’s engagement under this Agreement shall be for the period beginning on the Effective Date and ending on the date that is one (1) year after the Effective Date (the “Initial Term”). Upon the expiration of the Initial Term, and on each date that is one year thereafter, the term of Consultant’s engagement under this Agreement shall automatically renew and extend for a period of one (1) year (each such one-year period being a “Renewal Term”) unless written notice of non-renewal is delivered by either Party to the other Party not less than thirty (30) days prior to the expiration of the then-existing Initial Term or Renewal Term, as applicable. The term that Consultant is engaged hereunder is referred to as the “Term.”

2. Consulting Services. During the Term, Consultant shall provide such consulting services (the “Consulting Services”) as may be reasonably requested of Consultant from time to time by the board of directors of the Company (the “Board”) or by the principal executive officer of the Company (the “PEO”), including, but not limited to, the services set forth in Exhibit A. As an independent contractor, Consultant is free to provide services to other entities during the Term as long as Consultant does not violate any of the terms of this Agreement. Consultant agrees to attend such meetings as the Board or the PEO may reasonably request for proper communication of Consultant’s advice and consultation. In the event of a conflict between the instructions of the Board and those of the PEO, the instructions of the Board shall control. Consultant shall coordinate the furnishing of his services pursuant to this Agreement with the Company in such a way as to generally conform to the business schedules of the Company, but the method of performance, time of performance, place of performance, hours utilized in such performance, and other details of the manner of performance of Consultant’s services hereunder shall be within the sole control of Consultant. Consultant shall comply with all applicable laws and industry standards in providing the Consulting Services. Consultant represents and warrants that performance of the Consulting Services by Consultant shall not result in a breach of any obligation Consultant owes to a third party.

3. Fee.

(a) In consideration of Consultant entering into this Agreement and as an inducement to perform the Consulting Services, the Company shall pay Consultant a fee in the amount of $10,000 per month during the Term (as such fee may be adjusted by mutual written agreement of the Company and Consultant, the “Consulting Fee”), payable on the first (1st) day of the applicable month.

(b) Consultant acknowledges and agrees that he shall not be entitled to any additional payment or benefits from the Company for the Consulting Services other than as provided for in this Section 3. Consultant acknowledges and agrees that (i) the Company is not required to withhold federal, state or foreign income, gross receipts, or similar taxes from payments to Consultant hereunder or to otherwise comply with any state, federal or foreign law concerning the collection of income, gross receipts, or similar taxes at the source of payment of wages, and (ii) the Company is not required under the Federal Unemployment Tax Act or the Federal Insurance Contribution Act to pay or withhold taxes for unemployment compensation or for social security on behalf of Consultant with respect to payments made by the Company hereunder. The Company shall issue Consultant an IRS Form 1099-NEC, and Consultant shall be solely responsible for all federal, state, and local taxes in connection with the payments made by the Company hereunder.

(c) Consultant shall be eligible to participate in any non-equity incentive plan approved by the Board and to receive an annual discretionary cash bonus at year-end, subject in all respects to the sole discretion of the Board and to the terms of any bonus plan approved by the Board. The payment of non-equity incentive plan compensation and discretionary cash bonus compensation is not guaranteed, and this Agreement must continue to be in effect on the date any such compensation is paid in order to be eligible to receive such compensation, unless the Board determines otherwise.

4. Termination.

(a)	Initial Term.

i.	During the period beginning on the Effective Date and ending at 11:59 pm ET on the date that is one hundred eighty (180) days after the Effective Date (such period, the “First 180 Days”), the Company may, without prior notice, terminate this Agreement for Cause. As used herein, “Cause” shall mean Consultant’s (i) failure to provide the Consulting Services when reasonably requested by the Company, (ii) breach of this Agreement, (iii) gross negligence, willful misconduct, or any act of theft, embezzlement or fraud with respect to the Company or any of its affiliates, (iv) violation of any law applicable to the workplace, or violation of any material policy of the Company that is applicable to Consultant, or (v) commission or conviction of, plea of no contest to, or receipt of deferred adjudication or unadjudicated probation for any felony or any crime involving moral turpitude.

ii.	If the Company terminates this Agreement other than for Cause after the First 180 Days and prior to the date that is one (1) year after the Effective Date, then Company shall pay Consultant a fee in an amount equal to the product of six and the then effective Consulting Fee (the “Termination Fee”). For the avoidance of doubt, if Consultant is terminated by the Company for Cause at any time, Consultant shall not receive the Termination Fee.

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(b)	Renewal Term. After the First 180 Days and during any Renewal Term, the Company or Consultant may terminate this Agreement at any time and for any reason or no reason at all upon thirty (30) days’ prior written notice to the other Party. In addition, at any time, the Company may terminate this Agreement without prior notice for Cause.

(c)	Death. This Agreement will automatically terminate upon Consultant’s death.

(d)	Change in Control. Notwithstanding anything to the contrary contained in this Agreement, in the event of a Change in Control, the Company shall have the right, in its sole and absolute discretion, to terminate this Agreement and Consultant’s engagement hereunder upon written notice to Consultant, effective immediately or on such later date as the Company may specify in such notice. For purposes of this Agreement, a “Change in Control” shall mean (i) the acquisition by any person or group of beneficial ownership of fifty percent (50%) or more of the combined voting power of the Company’s then-outstanding securities; (ii) the consummation of a merger, consolidation, or similar transaction involving the Company unless the Company’s stockholders immediately prior thereto retain more than fifty percent (50%) of the voting power of the surviving entity; (iii) the sale or disposition of all or substantially all of the Company’s assets; or (iv) the approval by the Company’s stockholders of a complete liquidation or dissolution of the Company.

5. Independent Contractor. At all times during the Term, Consultant shall be an independent contractor of the Company. In no event shall Consultant be deemed to be an employee of the Company or any of its affiliates, and Consultant shall not at any time be entitled to any employment rights or benefits from the Company or any of its affiliates, be deemed to be an agent of the Company or any of its affiliates, or have any power to bind or commit the Company or any of its affiliates or otherwise act on their behalf. Consultant acknowledges and agrees that, as a non-employee, Consultant is not eligible for any benefits sponsored by the Company or any of its affiliates. Consultant shall not at any time communicate or represent to any third party, or cause or knowingly permit any third-party to assume, that in performing the Consulting Services hereunder, Consultant is an employee, agent or other representative of the Company or any of its affiliates or, unless otherwise authorized in writing by the Board or the PEO, has any authority to bind the Company or its affiliates or act on behalf of the Company or its affiliates. Consultant shall be solely responsible for making all applicable tax filings and remittances with respect to amounts paid to Consultant pursuant to this Agreement and shall indemnify and hold harmless the Company and its affiliates, and the foregoing entities’ respective representatives for all claims, damages, costs and liabilities arising from Consultant’s failure to do so. It is not the purpose or intention of this Agreement or the Parties to create, and the same shall not be construed as creating, any partnership, partnership relation, joint venture, agency, or employment relationship.

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6. Confidentiality and Non-Disclosure.

(a) Through the performance of the Consulting Services hereunder, Consultant shall have access to confidential or proprietary information of the Company or its affiliates, including some or all of the following documents, materials or information of the Company or any of its affiliates (collectively the “Confidential Information”): (i) business strategies, corporate opportunities, research, financial and sales data, pricing terms, evaluations, opinions, interpretations and acquisition prospects, (ii) information relating to the identity of customers or their requirements, the identity of key contacts within customers’ organizations or within the organization of acquisition prospects, (iii) information about development, production, marketing and merchandising plans or techniques, (iv) customer and supplier lists, prospective customer information, current and anticipated customer requirements, distribution networks, price lists, market studies and business plans, (v) historical and projected sales data, financial data and projections, capital spending budgets and operating budgets, (vi) employee and agent training techniques and materials and personnel files, (vii) research and development plans or results, and (viii) all other non-public information that gives the Company or any of its affiliates a competitive advantage by virtue of its not being publicly known.

(b) Consultant hereby acknowledges and agrees that the protection of the Confidential Information is necessary to protect and preserve the value of the Company and any of its affiliates and the Company’s or its affiliates’ business. Accordingly, subject to the provisions of Section 6(c) and Section 6(d) below, Consultant hereby covenants and agrees that, without the prior written consent of the Company, Consultant shall not directly or indirectly disclose any Confidential Information to any person or entity outside of the Company and shall not use any Confidential Information other than for the purpose of performing the Consulting Services hereunder.

(c) The provisions of Section 6(b) shall not apply to information (i) that is or becomes generally known to, and available for use by, the public other than as a result of the breach of this Agreement or any other obligation that Consultant owes the Company or any of its affiliates, (ii) that is available to Consultant on a non-confidential basis from a source that is not prohibited from disclosing such information to Consultant by a contractual, legal, or fiduciary obligation to the Company or any of its affiliates, (iii) that is required to be disclosed by applicable law, or (iv) the disclosure of which by Consultant is reasonably necessary for Consultant to satisfy and perform Consultant’s obligations under this Agreement, including disclosure reasonably necessary to or with American Hospitality Properties REIT, Inc. and Phoenix American Hospitality, LLC, the property manager for the Company’s hotel portfolio. If Consultant becomes compelled by applicable law or court or arbitrator’s order to disclose any Confidential Information, Consultant shall provide the Company with prompt written notice of such requirement so that the Company may seek a protective order or other remedy prior to, and in respect of, such disclosure. If such a protective order or other remedy is not obtained by, or is not available to the Company, then Consultant shall use commercially reasonable efforts to ensure that only the minimum portion of such Confidential Information that is legally required to be disclosed is so disclosed, and Consultant shall use commercially reasonable efforts to obtain assurances that confidential treatment shall be given to such Confidential Information.

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(d) Nothing herein shall prevent Consultant from: (i) making a good faith report of possible violations of applicable law to any governmental agency or entity; or (ii) making disclosures that are protected under the whistleblower provisions of applicable law. Further, Consultant shall not be held criminally or civilly liable under any federal or state trade secret law for the disclosure of a trade secret that: (A) is made (i) in confidence to a federal, state or local government official, either directly or indirectly, or to an attorney; and (ii) solely for the purpose of reporting or investigating a suspected violation of law; or (B) is made in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal. If Consultant files a lawsuit for retaliation for reporting a suspected violation of law, Consultant may disclose the trade secret to Consultant’s attorney and use the trade secret information in the court proceeding, if Consultant (x) files any document containing the trade secret under seal and (y) does not disclose the trade secret, except pursuant to court order.

7. Governing Law. This Agreement is entered into under, and shall be governed for all purposes by, the laws of the State of Texas without reference to the principles of conflicts of law thereof. Regarding any claim or dispute related to or arising under this Agreement, Consultant consents to the exclusive jurisdiction, forum and venue of the state and federal courts (as applicable) in Dallas, Texas. The Parties waive, to the fullest extent permitted by law, any defenses to venue and jurisdiction in Texas.

8. Entire Agreement; Amendments. This Agreement constitutes the entire and final agreement between the Parties with respect to the subject matter hereof; provided, however, that nothing herein supersedes or replaces any agreement between Consultant and the Company or any of its affiliates with respect to non-disclosure, confidentiality, non-competition or non-solicitation, as all such agreements will remain in full force and effect. This Agreement may not be amended, supplemented, or otherwise modified except by a written agreement executed by the Parties.

9. Waiver. Any waiver of a provision of this Agreement shall be effective only if it is in a writing signed by the Party entitled to enforce such term and against which such waiver is to be asserted. No delay or omission on the part of either Party in exercising any right or privilege under this Agreement shall operate as a waiver thereof, nor shall any waiver on the part of any Party of any right or privilege under this Agreement operate as a waiver of any other right or privilege under this Agreement nor shall any single or partial exercise of any right or privilege preclude any other or further exercise thereof or the exercise of any other right or privilege under this Agreement.

10. Assignments; Successors. This Agreement is personal to Consultant and, as such, may not be assigned by Consultant. The Company may assign this Agreement without Consultant’s consent. Subject to the preceding sentences, this Agreement shall apply to, be binding in all respects upon and inure to the benefit of the successors and permitted assigns of the Parties.

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11. Notices. All notices, requests, demands, claims and other communications permitted or required to be given hereunder must be in writing and shall be deemed duly given and received (a) if personally delivered, when so delivered, (b) if mailed, three business days following the date deposited in the U.S. mail, certified or registered mail, return receipt requested, (c) if sent by e-mail or other form of electronic communication, once transmitted and the confirmation is received, or (d) if sent through an overnight delivery service in circumstances to which such service guarantees next day delivery, the day following being so sent:

If to Consultant, addressed to:

Jay Anderson

If to the Company, addressed to:

American Hospitality Properties REIT II, Inc.

14643 Dallas Pkwy, Suite 970

Dallas, Texas 75254

Attn: Joseph Reardon

12. Certain Construction Rules. The Section headings contained in this Agreement are for convenience of reference only and shall in no way define, limit, extend or describe the scope or intent of any provisions of this Agreement. Whenever the context may require, any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa. In addition, as used in this Agreement, unless otherwise provided to the contrary, (a) all references to days, months or years shall be deemed references to calendar days, months or years and (b) any reference to a “Section” shall be deemed to refer to a section of this Agreement. The words “hereof”, “herein”, and “hereunder” and words of similar import referring to this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement. Unless otherwise specifically provided for herein, the term “or” shall not be deemed to be exclusive, and the term “including” shall not be deemed to limit the language preceding such term.

13. Execution of Agreement. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original copy and all of which, when taken together, shall be deemed to constitute one and the same agreement. The exchange of copies of this Agreement and of signature pages by facsimile or e-mail transmission shall constitute effective execution and delivery of this Agreement as to the Parties and may be used in lieu of the original Agreement for all purposes. Signatures of the Parties transmitted by facsimile or e-mail shall be deemed to be their original signatures for all purposes.

14. Code Section 409A. Notwithstanding anything to the contrary contained herein, this Agreement and the payments hereunder are intended to satisfy or be exempt from the requirements of Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), and the Treasury Regulations and other guidance thereunder (collectively, “Section 409A”). Accordingly, all provisions herein, or incorporated by reference herein, shall be construed and interpreted to satisfy or be exempt from the requirements of Section 409A. Further, for purposes of Section 409A, each payment of compensation under this Agreement shall be treated as a separate payment of compensation. Any reimbursement or in-kind benefit provided under this Agreement that constitutes a “deferral of compensation” within the meaning of Section 409A shall be made or provided in accordance with the requirements of Section 409A, including, where applicable, the requirement that (a) any reimbursement is for expenses incurred during the period of time specified in this Agreement, (b) the amount of expenses eligible for reimbursement, or in-kind benefits provided, during a calendar year shall not affect the expenses eligible for reimbursement, or in-kind benefits to be provided, in any other calendar year, (c) the reimbursement of an eligible expense will be made no later than the last day of the calendar year following the calendar year in which the expense is incurred, and (d) the right to reimbursement or in-kind benefits is not subject to liquidation or exchange for another benefit.

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IN WITNESS WHEREOF, the Parties have duly executed this Consulting Agreement on this 20th day of May, 2026, effective for all purposes as provided above.

AMERICAN HOSPITALITY properties REIT II, Inc.

By:	/s/ Joseph Reardon
Name:	Joseph Reardon
Title:	President

CONSULTANT

/s/ Jay Anderson
Jay Anderson

Exhibit A

1.	Filings – ensure that all required filings are completed accurately and timely, including all Forms 1-K, 1-SA, and 1-U, and any other filings, as necessary. If requested by the Company, and such request is commercially reasonable, execute and deliver any Form 1-K, or other filings, in the capacity as the Company’s principal financial officer and/or principal accounting officer.

2.	Asset Management Review – review monthly hotel operations with each hotel manager, including profit and loss statements, STR reports, forecasts, and budgets.

3.	Accounting – facilitate monthly financial statements for the Company, including rolling hotel operations into the statements where applicable, full balance sheet reconciliations, and financial statement distribution.

4.	Reporting – create all quarterly and annual reporting necessary to maintain the Company’s REIT status, if and when achieved, and for the Company’s regulatory filings. This will include working with all third-party consultants for tax preparation, audit and NAV calculations.

5.	Audit – work directly with the independent auditors to ensure that the annual audit is completed by the appropriate deadlines each year. This will include working with hotels and hotel managers to audit the records of each operational entity as dictated by the auditors.

6.	Tax (1099) – work directly with the transfer agent to produce annual Form 1099s for investors by the due date.

7.	Tax (Federal and State) – work directly with the third-party tax preparation team to ensure that all federal corporate income tax returns for the Company are filed properly and timely, including any partnership tax returns for the operational and property-owning entities. If requested by the Company, and such request is commercially reasonable, execute and deliver any tax returns, audit certificates, or other tax or audit related documents.

8.	Hotel Appraisals – work directly with all third-party appraisal providers to create appraisal reports for each entity as needed for financial statements or NAV reports.

9.	Cash Management – maintain daily cash balances for all hotels and the Company. Will create approved invoice payments for accounts payable each week based on current forecasts.